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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 4)*


                       AIRNET COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  00941P 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Buchanan Ingersoll Professional Corporation
                          Attn: David A. Grubman, Esq.
                               One Oxford Centre
                          301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412)562-8800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 16, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 00941P 10 6                                 Page 2 of 11 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only).

        Mellon Ventures, L.P. (I.R.S. No.25-1779945)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

        N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                   6,265,340(1)
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                              0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                   6,265,340(1)
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                   6,265,340(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

        9.53%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                             Page 3 of 11 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    S.S. OR I.R.S. Identification Nos. of Above Persons (Entities Only).

          MVMA, L.P. (I.R.S. No. 25-1779946)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

          N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                    6,265,340(1)
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                               0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                    6,265,340(1)
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    6,265,340(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

9.53%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                              Page 4 of 11 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    S.S or I.R.S. Identification Nos. of Above Persons (Entities Only).

        MVMA, Inc. (I.R.S. No. 25-1779947)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

        N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                   6,265,340(1)
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                              0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                   6,265,340(1)
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                   6,265,340(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

        9.53%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                             Page 5 of 11 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    S.S. OR I.R.S. Identification Nos. of Above Persons (Entities Only).

          Mellon Financial Corporation (I.R.S. No. 25-1233834)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

           N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              Pennsylvania
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                    6,265,340(1)
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                               0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                    6,265,340(1)
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    6,265,340(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

9.53%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

          HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 00941P 10 6                             Page 6 of 11 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    S.S. OR I.R.S. Identification Nos. of Above Persons (Entities Only).

          Mellon Bank, N.A. (I.R.S. No. 25-0659306)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

           N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                    6,265,340(1)
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                               0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                    6,265,340(1)
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    6,265,340(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

9.53%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

          BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         (1) This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to a Schedule 13D, as amended, filed by Mellon Ventures, L.P. ("Mellon Ventures"), Mellon Financial Corporation and Mellon Bank, N.A. with the Securities and Exchange Commission (the "SEC") on May 16, 2001 and as amended on September 4, 2003, April 7, 2004 and May 18, 2004 (the "Schedule 13D"). Information in the
Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 4. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Schedule 13D.

         The shares of Common Stock reported herein as beneficially owned may exclude securities of AirNet Communications Corporation (the "Issuer") with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

         (2) Pursuant to Rule 13d-1(j), the percentage of the class represented by the Common Stock beneficially owned by the reporting persons includes the amount set forth on the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 12, 2004.

CUSIP No. 00941P 10 6                                       Page 7 of 11 Pages

                                  SCHEDULE 13D

                  ITEM 1 SECURITY AND ISSUER

         This Amendment No. 4 relates to the Common Stock of the Issuer.

         The principal executive offices of the Issuer are located at 3950 Dow Road, Melbourne, Florida 32934, as reported in its most recent Quarterly Report on Form 10-Q filed with the SEC on August 12, 2004.

                  ITEM 2   IDENTITY AND BACKGROUND

         This Amendment No. 4 is filed on behalf of Mellon Ventures and the following entities:

         Mellon Ventures is a Delaware limited partnership and has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807. Mellon Ventures is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

         MVMA, L.P., a Delaware limited partnership, has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

         MVMA, Inc., a Delaware corporation, which has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

         Mellon Bank, N.A., a national banking association, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

         Mellon Financial Corporation, a Pennsylvania corporation ("Mellon Financial"), which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

         During the last five years, none of Mellon Ventures, together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation (collectively, the "Mellon Affiliates") and the persons set forth on Annexes A and B hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Mellon Affiliates and the persons set forth on Annexes A and B hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00941P 10 6                                       Page 8 of 11 Pages


                  ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable. The Schedule 13D is being amended by this Amendment 4 to reflect the beneficial ownership of the Mellon Affiliates as of August 16, 2004 following the disposition of shares of Common Stock in an amount greater than one percent of the outstanding shares of Common Stock of the Issuer calculated on the basis of the outstanding shares of Common Stock reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2004. The reporting persons have made no acquisitions of the Issuer's Common Stock since those reported in an amendment to the Schedule 13D filed on September 4, 2003.

                  ITEM 4   PURPOSE OF THE TRANSACTION

         The respective purposes of Mellon Ventures in disposing of shares of Common Stock is to maximize the return on Mellon Ventures' previous investments in the Issuer in light of current market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision.

         The Mellon Affiliates intend to review their respective investment positions from time to time. Depending upon such ongoing review, as well as market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Common Stock in open market or privately negotiated transactions.

         Except as described herein, the Mellon Affiliates have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D.

                  ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Mellon Affiliates are the beneficial owners of 6,265,340 shares of Common Stock on a fully diluted basis. These 6,265,340 shares constitute approximately 9.53% of the issued and outstanding shares of Common Stock.

                  (b) The Mellon Affiliates have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 6,265,340 shares of Common Stock.

                  (c) Mellon Ventures has effected the transactions in the Common Stock of the Issuer that are set forth in the attached Annex C hereto.

                  (d) No persons, other than the Mellon Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

                  (e) Not applicable.

         The foregoing may exclude securities of the Issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

CUSIP No. 00941P 10 6                                       Page 9 of 11 Pages


                  ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Issuer has entered into the transactions disclosed in the Issuer's current reports on Form 8-K dated April 23, 2004, and April 26, 2004, which include the execution of a Consent, Waiver and Lockup Agreement, dated April 21, 2004, among the Issuer, Mellon Ventures and other holders of securities of the Issuer (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule
13D) (the "Agreement") pursuant to which the Issuer acknowledged and confirmed that the shares of Common Stock of the Issuer referenced herein constitute "Registrable Securities" under a Second Amended and Restated Registration Rights Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement, dated September 7, 1999 and as thereafter amended by a First Amendment to Second Amended and Restated Registration Rights Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement, dated September 20, 1999, respectively incorporated as Exhibits 99.2 and 99.3 to Amendment No. 3 to Schedule 13D (collectively, the "Registration Rights Agreement"). The Agreement, among other matters, contemplates certain waivers of rights, for a period stated in the Agreement, under the Registration Rights Agreement, which in turn provides to Mellon Ventures, among other persons, demand, piggyback and S-3 registration rights.

         Mellon Financial, a reporting person, and its wholly owned subsidiary Mellon Ventures, Inc., a Delaware corporation, are parties to numerous staff carry award agreements with certain current and former employees of Mellon Ventures, Inc., pursuant to the Mellon Ventures Staff Carry Award Program. Those current and former employees may receive cash payments from Mellon Ventures reflecting a pro rata percentage of certain levels of gains in the liquidation value of certain securities of the Issuer held by Mellon Ventures. Such cash payments are paid only when Mellon Ventures' individual securities that make up its investment have liquidation values that exceed certain required expenses and other costs paid by Mellon Ventures.

CUSIP No. 00941P 10 6                                       Page 10 of 11 Pages


                  ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as exhibits:

         Exhibit 99 Joint Filing Agreement, dated August 20, 2004 (Filed herewith).

CUSIP No. 00941P 10 6                                       Page 11 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 20, 2004
                                    MELLON VENTURES, L.P.
                                    By:    MVMA, L.P., its General Partner
                                    By:    MVMA, INC. its General Partner

                                    By:      /s/ Kathe Dollish
                                        -----------------------------------
                                           Kathe Dollish
                                           Operations Coordinator

                                    MVMA, L.P.
                                    By:    MVMA, INC. its General Partner

                                    By:      /s/ Kathe Dollish
                                        -----------------------------------
                                           Kathe Dollish
                                           Operations Coordinator

                                    MVMA, INC.

                                    By:      /s/ Kathe Dollish
                                        -----------------------------------
                                           Kathe Dollish
                                           Operations Coordinator

                                    MELLON FINANCIAL CORPORATION

                                    By:      /s/ Carl Krasik
                                        -----------------------------------
                                           Carl Krasik
                                           Secretary

                                    MELLON BANK, N.A.

                                    By:      /s/ Carl Krasik
                                        -----------------------------------
                                           Carl Krasik
                                           Assistant Secretary

                                     ANNEX A
              EXECUTIVE OFFICERS, DIRECTORS AND SOLE STOCKHOLDER OF
                                   MVMA, INC.


Name and Title                                 Principal Occupation and Business Address
--------------                                 -----------------------------------------
Charles J. Billerbeck                          Mellon Ventures, Inc.
Senior Managing Director and Director          One Mellon Center, Suite 5210
                                               Pittsburgh, PA  15258


Ronald J. Coombs                               Mellon Ventures, Inc.
Chief Financial Officer and Director           One Mellon Center, Suite 5210
                                               Pittsburgh, PA  15258


Lawrence E. Mock, Jr.                          Mellon Ventures, Inc.
President, Chief Executive Officer,            One Mellon Center, Suite 5210
Director and Sole Stockholder                  Pittsburgh, PA  15258




EACH OF THE INDIVIDUALS LISTED ABOVE IS A CITIZEN OF THE UNITED STATES OF
AMERICA.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS   DIRECTOR SINCE
--------            -----------------------------------------   --------------
Ruth E. Bruch       Senior Vice President and                          2003
                    Chief Information Officer
                    Lucent Technologies, Inc.
                    c/o Mellon Financial Corporation
                    One Mellon Center
                    Room 4826
                    Pittsburgh, PA  15258

Paul L. Cejas       Chief Executive Officer                            2004
                    PLC Investments, Inc.
                    c/o Mellon Financial Corporation
                    One Mellon Center
                    Room 4826
                    Pittsburgh, PA 15258

Jared L. Cohon      President                                          1998
                    Carnegie Mellon University
                    c/o Mellon Financial Corporation
                    One Mellon Center
                    Room 4826
                    Pittsburgh, PA  15258

Steven G. Elliott   Senior Vice Chairman                               2001
                    Mellon Financial Corporation and
                    Mellon Bank, N.A.
                    One Mellon Center
                    Room 4826
                    Pittsburgh, PA  15258

Ira J. Gumberg      President and Chief Executive Officer              1989
                    J.J. Gumberg Co.
                    c/o Mellon Financial Corporation
                    One Mellon Center
                    Room 4826
                    Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR               PRINCIPAL OCCUPATION AND BUSINESS ADDRESS  DIRECTOR SINCE
--------               -----------------------------------------  --------------
Edmund F. Kelly        Chairman                                          2004
                       Liberty Mutual Group
                       c/o Mellon Financial Corporation
                       One Mellon Center
                       Room 4826
                       Pittsburgh, PA 15258

Edward J. McAniff      Of Counsel                                        1994
                       O'Melveny & Myers
                       c/o Mellon Financial Corporation
                       One Mellon Center
                       Room 4826
                       Pittsburgh, PA  15258

Martin G. McGuinn      Chairman and Chief Executive Officer              1998
                       Mellon Financial Corporation
                       Chairman, President and Chief Executive
                       Officer
                       Mellon Bank, N.A.
                       One Mellon Center
                       Room 4826
                       Pittsburgh, PA  15258

Robert Mehrabian       Chairman, President and Chief Executive           1994
                       Officer
                       Teledyne Technologies Incorporated
                       c/o Mellon Financial Corporation
                       One Mellon Center
                       Room 4826
                       Pittsburgh, PA  15258

Seward Prosser Mellon  President and Chief Executive Officer             1972
                       Richard K. Mellon and Sons
                       Richard King Mellon Foundation
                       c/o Mellon Financial Corporation
                       One Mellon Center
                       Room 4826
                       Pittsburgh, PA 15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                   PRINCIPAL OCCUPATION AND BUSINESS ADDRESS   DIRECTOR SINCE
--------                   -----------------------------------------   --------------
Mark A. Nordenberg         Chancellor                                         1998
                           University of Pittsburgh
                           c/o Mellon Financial Corporation
                           One Mellon Center
                           Room 4826
                           Pittsburgh, PA  15258

James F. Orr III           Chairman                                           2003
                           The Rockefeller Foundation
                           c/o Mellon Financial Corporation
                           One Mellon Center
                           Room 4826
                           Pittsburgh, PA  15258

David S. Shapira           Chairman and Chief Executive Officer               1986
                           Giant Eagle, Inc.
                           c/o Mellon Financial Corporation
                           One Mellon Center
                           Room 4826
                           Pittsburgh, PA  15258

William E. Strickland, Jr. President and Chief Executive Officer              2001
                           Manchester Bidwell Corporation
                           c/o Mellon Financial Corporation
                           One Mellon Center
                           Room 4826
                           Pittsburgh, PA  15258

John P. Surma              President and Chief Operating Officer              2004
                           United States Steel Corporation
                           c/o Mellon Financial Corporation
                           One Mellon Center
                           Room 4826
                           Pittsburgh, PA 15258

Wesley W. von Schack       Chairman, President and Chief Executive            1989
                           Officer
                           Energy East Corporation
                           c/o Mellon Financial Corporation
                           One Mellon Center
                           Room 4826
                           Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                 PRINCIPAL OCCUPATION                  BUSINESS ADDRESS
----                 --------------------                  ----------------
Martin G. McGuinn    Chairman and Chief Executive Officer  One Mellon Center
                     Mellon Financial Corporation          Room 4826
                     Chairman, President and Chief         Pittsburgh, PA 15258
                     Executive Officer Mellon Bank, N.A.

Steven G. Elliott    Senior Vice Chairman                  One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

James D. Aramanda    Vice Chairman                         One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

Stephen E. Canter    Vice Chairman                         One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

John T. Chesko       Vice Chairman                         One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

David F. Lamere      Vice Chairman                         One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

Ronald P. O'Hanley   Vice Chairman                         One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

James P. Palermo     Vice Chairman                         One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Mellon Bank, N.A.                     Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                 PRINCIPAL OCCUPATION                  BUSINESS ADDRESS
----                 --------------------                  ----------------
Allan P. Woods       Vice Chairman and Chief Information   One Mellon Center
                     Officer                               Room 4826
                     Mellon Financial Corporation and      Pittsburgh, PA  15258
                     Mellon Bank, N.A.

Michael A. Bryson    Chief Financial Officer               One Mellon Center
                     Mellon Financial Corporation          Room 4826
                     EVP and Chief Financial Officer,      Pittsburgh, PA  15258
                     Mellon Bank, N.A.

Timothy P. Robison   Chief Risk & Compliance Officer       One Mellon Center
                     Mellon Financial Corporation and      Room 4826
                     Executive Vice President and          Pittsburgh, PA  15258
                     Chief Risk Officer
                     Mellon Bank, N.A.

Leo Y. Au            Treasurer                             One Mellon Center
                     Mellon Financial Corporation          Room 4826
                     Senior Vice President, Manager,       Pittsburgh, PA  15258
                     Corporate Treasury Group
                     Mellon Bank, N.A.

Michael K. Hughey    Senior Vice President and Controller  One Mellon Center
                     Mellon Financial Corporation          Room 4826
                     Senior Vice President, Director of    Pittsburgh, PA  15258
                     Taxes and Controller,
                     Mellon Bank, N.A.



Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

                                     ANNEX C
        TRANSACTIONS IN THE ISSUER'S COMMON STOCK WITHIN THE PAST 60 DAYS

         The following sales transactions were effected by Mellon Ventures during the past 60 days prior to the date of this Amendment No. 4, in such quantities of shares of Common Stock of the Issuer, on the dates and at the sales prices indicated below. The sales transactions below were all effected pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to broker's transactions (as such term is defined in Rule 144).




       Date                Shares            Price
       ----                ------            -----
    8/16/04               450,000            $0.29
    8/16/04               774,552            $0.30
    8/16/04               575,000            $0.31
    8/16/04               150,000            $0.32
    8/16/04               100,000            $0.33
    8/16/04                50,000            $0.34
    8/16/04                50,000            $0.35
    8/16/04                50,000            $0.38
    8/16/04                50,000            $0.40